SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: March 2, 2012

Commission File No. 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NewLead Holdings Ltd. (the “Company”) announced today that it would effect a 1-for-5 reverse split to consolidate every five common shares of the Company into one common share, par value of $0.01 per share. The Company issued a press release announcing the reverse split that is incorporated herein by reference as Exhibit 99.1. It is anticipated that the Company’s common shares will begin trading on a split adjusted basis when the market opens on March 19, 2012.

The information contained in this Report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-165745 and 333-165748.

Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated March 2, 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: March 2, 2012